RICH SPARKLE HOLDINGS LIMITED

VIA EDGAR

June 25, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Rebekah Reed and Donald Field

Re:	Rich Sparkle Holdings Limited
Registration Statement on Form F-1
Initially Filed March 6, 2025, as amended
File No. 333-285592

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rich Sparkle Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on June 27, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Tsz Keung CHAN
Tsz Keung CHAN
Chief Executive Officer

cc:	Loeb & Loeb LLP
Sichenzia Ross Ference Carmel LLP